FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of March, 2006

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                             TDK Corporation

                                             (Registrant)

March 3, 2006
                                             BY: /s/ Noboru Hara
                                                 Noboru Hara
                                                 General Manager
                                                 General Affairs Department
                                                 Administration Group








                                                 TDK  Corporation
                                                 1-13-1,Nihonbashi,Chuo-ku,
                                                 Tokyo, 103-8272 Japan
                                                 Tel:81-3-5201-7100
                                                 Fax:81-3-5201-7110

                                                                   March 3, 2006
New York Stock Exchange
Securities Operations Department
20 Broad Street, 17th Floor
New York, N.Y. 10005
U.S.A.
                         TDK CORPORATION (the "Company")
 Notice of Record Date for Year - End Dividends and Amount of Proposed Dividends

Dear Sirs:

Pursuant to Section I, Paragraph 8 of the undertaking of the Company dated 1982, which was submitted to the New York Stock Exchange, Inc. ("NYSE") in connection with the listing of shares of Common Stock of the Company on NYSE, set forth below are the record date for the proposed payment of dividends and the estimated amount of such dividends, subject to the resolution of the 110th Ordinary General Meeting of Shareholders scheduled to be held at the end of June 2006.

* Record date:                               March 31, 2006 (Japan Time)

* Estimated amount of proposed dividend
  subject to the above resolution:           Yen 40.00 per share of Common Stock

* The amount of the proposed year-end dividends set out above is an approximate estimate. Neither the Company nor any of the Directors make any warranty, representation or guarantee whatsoever that the above amount will in fact be approved at the Ordinary General Meeting of Shareholders mentioned above .

* Payment commencement date:                 June 30, 2006 (Japan Time)



                                                               Very truly yours,

                                                    TDK CORPORATION


                                                BY: /s/ Noboru Hara
                                                        Noboru Hara
                                                        General Manager
                                                        of General Affairs Dept.